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[Logo of Litton Industries]
                                                           EXHIBIT 99.(a)(2)(i)

                            Litton Industries, Inc.

                           21240 Burbank Boulevard,
                     Woodland Hills, California 91367-6675
                                (818) 598-5000

                                January 5, 2001

Dear Stockholder:

   We are very pleased to inform you that Litton Industries, Inc. has entered into a merger agreement with Northrop Grumman Corporation pursuant to which a subsidiary of Northrop Grumman has commenced a tender offer to purchase all of the outstanding shares of Litton's common stock for $80.00 per share in cash. We believe the transaction is an excellent one for Litton's common stockholders. Among other things, the $80.00 offer price per share represents a premium of more than 27% over the last reported sale price of Litton's common stock prior to the public announcement of the agreement on December 21, 2000, and a premium of more than 74% over the closing price of Litton's common stock on October 19, 2000, the day before Litton announced it was considering the sale of its Advanced Electronics Group. In the same tender offer, Northrop Grumman is also offering to purchase all of the outstanding shares of Litton's Series B $2 Cumulative Preferred Stock for $35.00 per share in cash.

   The tender offer is conditioned, among other things, upon at least 25,562,006 shares of common and preferred stock, representing a majority of the combined voting power of Litton's capital stock, being tendered and not withdrawn and also upon the receipt of regulatory approvals. The tender offer will be followed by a merger, in which each share of Litton common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

   Your Board of Directors has determined that the terms of the Northrop Grumman offer and the merger are advisable, fair to, and in the best interests of, Litton's common stockholders, and unanimously recommends that Litton's common stockholders accept the Northrop Grumman offer and tender their shares of Litton's common stock pursuant to the offer. Your Board makes no recommendation to any stockholder as to whether to tender or to refrain from tendering shares of preferred stock.

   In arriving at its recommendation, your Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of Litton's financial advisor, Merrill Lynch & Co., that, as of the date of the opinion, and based upon and subject to certain considerations and assumptions, the consideration to be received by the holders of Litton common stock in the tender offer and the merger is fair from a financial point of view to Litton's common stockholders other than Northrop Grumman and its affiliates. A copy of Merrill Lynch's written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Merrill Lynch in rendering its opinion, is included as Annex A to the attached Schedule 14D-9. You should read the opinion carefully and in its entirety.

   Enclosed are Northrop Grumman's Offer to Purchase, dated January 5, 2001, the Letters of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The attached Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                  Sincerely,

             [Signatures of Michael R. Brown and Ronald D. Sugar]
                 Michael R. Brown                                   Ronald D. Sugar
            Chairman of the Board and                                President and
             Chief Executive Officer                            Chief Operating Officer